# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: DOGNESS (INTERNATIONAL) CORPORATION, CIK 0001707303
CUSIP: G2788T111
Title of class of securities: Class A Common Shares, no par value per share
Address of issuer's principal executive offices: Tongsha Industrial Estate, East District, Dongguan, Guangdong, China (F4), 523217
Date of event which requires filing of this statement: 08/13/2026
Filed by CIK 0002151141
Persons authorized to receive notices and communications: Fuxing Yang, Room 1101, Building 19, CITIC Kaixuan Ma, No. 33 Hongwei Road, Nancheng District,, Dongguan, China (F4), 523000, 86-15859641607

## Reporting persons
- MING KAI TRADING INTERNATIONAL LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: working capital (WC); sole voting power 3,050,000; shared voting power 3,050,000; sole dispositive power 3,050,000; shared dispositive power 3,050,000; aggregate amount beneficially owned 3,050,000 (35.67% of the class)
- Fuxing Yang (CIK 0002151141): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 3,050,000; shared voting power 3,050,000; sole dispositive power 3,050,000; shared dispositive power 3,050,000; aggregate amount beneficially owned 3,050,000 (35.67% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares, no par value per share
Name of issuer: DOGNESS (INTERNATIONAL) CORPORATION
Address of issuer's principal executive offices: Tongsha Industrial Estate, East District, Dongguan, Guangdong, China (F4), 523217

## Item 2. Identity and Background
Name of person filing:
The Schedule 13D is being jointly filed by (i) Ming Kai Trading International Limited, a Hong Kong company, and (ii) Mr. Fuxing Yang, a citizen of the People's Republic of China and the sole shareholder and sole director of Ming Kai Trading International Limited. Mr. Fuxing Yang has voting and dispositive power over the shares held by Ming Kai Trading International Limited.

The Reporting Persons have entered into a joint filing agreement dated as of August 20, 2026, a copy of which is attached as Exhibit 99.1 to this Schedule 13D and incorporated herein by reference.
Residence or business address:
The address for the principal business office for Ming Kai Trading International Limited is ROOM 06 BLK A 23/F HOOVER IND BLDG 26-38 KWAI CHEONG RD KWAI CHUNG N.T HK; and

The address for the principal business office of Fuxing Yang.is ROOM 06 BLK A 23/F HOOVER IND BLDG 26-38 KWAI CHEONG RD KWAI CHUNG N.T HK
Present principal occupation or employment: Mr. Fuxing Yang's present principal occupation is serving as the sole shareholder and sole director of Ming Kai Trading International Limited. Ming Kai Trading International Limited is a Hong Kong company with principal business of International trade in pet supplies and related products, as well as investments in financial products such as funds and stocks. its principal business office is located at Room 06, Block A, 23/F, Hoover Industrial Building, 26-38 Kwai Cheong Road, Kwai Chung, New Territories, Hong Kong.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial of administrative body of competent jurisdiction or were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The securities reported herein were acquired by the Reporting Person upon the exercise of warrants previously issued by the Issuer in connection with the transactions contemplated by the Share Acquisition Agreement, dated May 17, 2025, as amended by Amendment No. 1 thereto.

The Reporting Person exercised warrants to acquire an aggregate of 3,050,000 ordinary shares of the Issuer, consisting of 2,000,000 shares underlying maximum eligibility warrants and 1,050,000 shares underlying pre-funded warrants. The exercise price of the warrants was $0.00001 per share, for an aggregate exercise price of $30.50.

The source of funds for the exercise price was the Reporting Person's working capital. No borrowed funds were used by the Reporting Person to acquire the securities reported herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities reported herein in connection with the transactions contemplated by the Share Acquisition Agreement, dated May 17, 2025, as amended by Amendment No. 1 thereto. Pursuant to Amendment No. 1, the parties, among other things, (i) provided for Ming Kai Trading International Limited's exercise of warrants to acquire an aggregate of 3,050,000 ordinary shares of the Issuer, consisting of 2,000,000 shares underlying maximum eligibility warrants and 1,050,000 shares underlying pre-funded warrants, and (ii) amended the warrants to waive the beneficial ownership limitation and remove the sixty-one (61) day waiting period to permit full exercise.

The securities reported herein were acquired as consideration in connection with the acquisition transaction contemplated by the Share Acquisition Agreement, as amended. The Reporting Persons may from time to time review their investment and, subject to applicable law, may acquire additional securities, dispose of securities, or engage in discussions with the Issuer regarding its business, governance, capitalization, strategic alternatives or other matters.

Except as described herein, the Reporting Persons have no current plans or proposals that would result in any of the matters listed in Item 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose: Please refer to Item 5(a).
Transactions in the class effected during the past sixty days:
Except as described herein, during the past sixty (60) days, the Reporting Person has not effected any transactions in the ordinary shares of the Issuer.

Pursuant to Amendment No. 1 to the Share Acquisition Agreement, the Reporting Person exercised warrants to acquire an aggregate of 3,050,000 ordinary shares of the Issuer, consisting of 2,000,000 shares underlying maximum eligibility warrants and 1,050,000 shares underlying pre-funded warrants. The warrants were exercised at an exercise price of $0.00001 per share, for an aggregate exercise price of $30.50. The transaction was effected directly with the Issuer pursuant to the applicable warrant exercise documents.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons acquired the securities reported herein pursuant to the Share Acquisition Agreement, dated May 17, 2025, as amended by Amendment No. 1 thereto, and the related warrant exercise documents.

Pursuant to Amendment No. 1, Ming Kai Trading International Limited exercised warrants to acquire an aggregate of 3,050,000 ordinary shares of the Issuer, consisting of 2,000,000 shares underlying maximum eligibility warrants and 1,050,000 shares underlying pre-funded warrants. Amendment No. 1 also amended the applicable warrants to waive the beneficial ownership limitation and remove the sixty-one (61) day waiting period to permit full exercise.

Except as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 -- Amendment No. 1 to Share Acquisition Agreement

Exhibit 99.3 -- Warrant Exercise, Waiver and Inducement Letter

Exhibit 99.4 -- Form of Share Acquisition Agreement, incorporated by reference to Exhibit 2.1 to the Issuer's Amendment No. 1 to Registration Statement on Form F-3 filed with the SEC on August 4, 2025.

Exhibit 99.5 -- Form of PIPE Common Warrant, incorporated by reference to Exhibit 4.1 to the Issuer's Amendment No. 1 to Registration Statement on Form F-3, filed with the SEC on August 4, 2025.

Exhibit 99.6 -- Form of PIPE Pre-Funded Warrant, incorporated by reference to Exhibit 4.2 to the Issuer's Amendment No. 1 to Registration Statement on Form F-3, filed with the SEC on August 4, 2025.

## Signatures
- MING KAI TRADING INTERNATIONAL LIMITED: /s/ Fuxing Yang, Director (08/20/2026)
- Fuxing Yang: /s/ Fuxing Yang, Fuxing Yang (08/20/2026)